UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-31610

FIRST BANKS, INC.
(Exact name of registrant as specified in its charter)

135 North Meramec, Clayton, Missouri 63105
(314) 854-4600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

8.15% Cumulative Trust Preferred Securities
(issued by First Preferred Capital Trust IV and guaranteed by First Banks, Inc.)
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	X
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	X

Approximate number of holders of record as of the certification or notice date:	0 (zero)

Pursuant to the requirements of the Securities Exchange Act of 1934, First Banks, Inc. has caused this certification / notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 15, 2016	By:	/s/ Lisa K. Vansickle
Lisa K. Vansickle
Executive Vice President - Chief Administrative Officer